UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES COMMENCEMENT OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – September 10, 2020 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), has commenced offers to purchase for cash any and all of its outstanding notes of the series set forth in the table below (the “Notes” and such offers, the “Offers”). The Offers are being made pursuant to the terms and conditions set forth in the offer to purchase, dated September 10, 2020 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”).

The following table sets forth the series of Notes subject to the Offers, the consideration payable (the “Consideration”) for Notes accepted for purchase in the Offers and the acceptance priority level (the “Acceptance Priority Level”) in connection with the Maximum Consideration Condition (as defined below):

Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Consideration(2)
6.125% Global Notes Due January 2022	71647N AR0 / US71647NAR08	1	US$618,790,000	US$1,071.50
5.875% Global Notes Due March 2022	– / XS0716979595	2	€348,642,000	€1,090.00
4.375% Global Notes Due May 2023	71647N AF6 / US71647NAF69	3	US$1,405,620,000	US$1,068.50
4.250% Global Notes Due October 2023	– / XS0835890350	4	€371,256,000	€1,094.00
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	5	US$1,585,773,000	US$1,133.50
4.750% Global Notes Due January 2025	– / XS0982711714	6	€639,649,000	€1,126.25
5.299% Global Notes Due January 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	7	US$2,117,334,000	US$1,115.00
8.750% Global Notes Due May 2026	71647N AQ2 / US71647NAQ25	8	US$2,042,471,000	US$1,290.50
6.250% Global Notes Due December 2026	– / XS0718502007	9	£615,182,000	£1,125.50
7.375% Global Notes Due January 2027	71647N AS8 / US71647NAS80	10	US$2,267,504,000	US$1,216.00
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	11	US$2,767,898,000	US$1,140.00
5.750% Global Notes Due February 2029	71647N AZ2 / US71647NAZ24	12	US$1,588,527,000	US$1,137.50
5.375% Global Notes Due October 2029	– / XS0835891838	13	£390,878,000	£1,073.00
6.625% Global Notes Due January 2034	– / XS0982711474	14	£460,316,000	£1,105.00
6.875% Global Notes Due January 2040	71645WAQ4 / US71645WAQ42	15	US$1,093,129,000	US$1,156.25
6.750% Global Notes Due January 2041	71645W AS0 / US71645WAS08	16	US$1,058,788,000	US$1,145.00
5.625% Global Notes Due May 2043	71647N AA7 / US71647NAA72	17	US$618,064,000	US$1,062.50
7.250% Global Notes Due March 2044	71647N AK5 / US71647NAK54	18	US$1,647,605,000	US$1,201.75
6.900% Global Notes Due March 2049	71647N BD0 / US71647NBD03	19	US$2,250,000,000	US$1,167.00
__________________________________________
(1)	Including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000, €1,000 or £1,000, as applicable, principal amount of Notes.

The Offers will expire at 5:00 p.m., New York City time, on September 16, 2020, unless extended with respect to an Offer (such date and time, as the same may be extended with respect to an Offer, the “Expiration Date”). The Notes validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on September 16, 2020, unless extended with respect to an Offer, but not thereafter. The settlement date of the Offers will occur promptly following the Expiration Date, expected to be no later than three business days following the Expiration Date, which is expected to be September 21, 2020 (the “Settlement Date”).

Holders of Notes who (1) validly tender and do not validly withdraw their Notes on or prior to the Expiration Date or (2) deliver a properly completed and duly executed notice of guaranteed delivery and other required documents pursuant to the guaranteed delivery procedures described in the Offer to Purchase on or prior to the Expiration Date, and tender their Notes on or prior to 5:00 p.m., New York City time, on the second business day after the Expiration Date, which is expected to be September 18, 2020 (the “Guaranteed Delivery Date”), will be eligible to receive the Consideration indicated in the table above, as well as accrued and unpaid interest from, and including, the last interest payment date for the Notes to, but not including, the Settlement Date.

The Offers are not contingent upon the tender of any minimum principal amount of Notes. The consummation of an Offer is not conditioned on the consummation of the other Offers. Each Offer is independent of the other Offers, and PGF may withdraw or modify any Offer without withdrawing or modifying other Offers.

PGF’s obligation to accept for purchase, and to pay the Consideration for the Notes validly tendered pursuant to the Offers is subject to, and conditioned upon, the satisfaction or, where applicable, PGF’s waiver of certain conditions, including certain customary conditions such as that PGF will not be obligated to consummate the Offers upon the occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Offers or materially impair the contemplated benefits to PGF of the Offers.

PGF’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is also conditioned on the aggregate Consideration for the Offers, excluding accrued and unpaid interest, not exceeding US$4.0 billion (the “Maximum Consideration”), and on the Maximum Consideration being sufficient to pay the aggregate Consideration for all Notes of such series (after paying the Consideration for all validly tendered Notes that have a higher Acceptance Priority Level) (the “Maximum Consideration Condition”).

If the Maximum Consideration Condition is not satisfied with respect to each series of Notes for (i) a series of Notes (the “First Non-Covered Notes”) for which the Maximum Consideration is less than the sum of (x) the aggregate Consideration for all validly tendered First Non-Covered Notes and (y) the aggregate Consideration for all validly tendered Notes of all series, having a higher Acceptance Priority Level (with 1 being the highest Acceptance Priority Level and 19 being the lowest Acceptance Priority Level) than the First Non-Covered Notes, and (ii) all series of Notes with an Acceptance Priority Level lower than the First Non-Covered Notes (together with the First Non-Covered Notes, the “Non-Covered Notes”), then PGF may, at any time at or prior to the Expiration Date:

(a)	terminate an Offer with respect to one or more series of Non-Covered Notes for which the Maximum Consideration Condition has not been satisfied and promptly return all validly tendered Notes of such series, and of any series of Non-Covered Notes to the respective tendering Holders; or

(b)	waive the Maximum Consideration Condition with respect to one or more series of Non-Covered Notes and accept all Notes of such series, and of any series of Notes having a higher Acceptance Priority Level, validly tendered; or
(c)	if there is any series of Non-Covered Notes for which:
1.	the aggregate Consideration necessary to purchase all validly tendered Notes of such series, plus
2.	the aggregate Consideration necessary to purchase all validly tendered Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than any Non-Covered Notes,

are equal to, or less than, the Maximum Consideration, accept all validly tendered Notes of all series having a lower Acceptance Priority Level, until there is no series of Notes with a higher or lower Acceptance Priority Level to be considered for purchase for which the conditions set forth above are met.

It is possible that a series of Notes with a particular Acceptance Priority Level will fail to meet the conditions set forth above and therefore will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level is accepted for purchase. If any series of Notes is accepted for purchase under the Offers, all Notes of that series that are validly tendered will be accepted for purchase.

For purposes of determining whether the Maximum Consideration Condition is satisfied, we will assume that all Notes tendered pursuant to the Guaranteed Delivery Procedures will be duly delivered at or prior to the Guaranteed Delivery Date and we will not subsequently adjust the acceptance of the Notes in accordance with the Acceptance Priority Levels if any such Notes are not so delivered. In determining the Maximum Consideration available for purchases pursuant to the Offers, the aggregate U.S. dollar-equivalent principal amount of Notes denominated in Euro or Pound Sterling tendered and accepted in the Offers shall be calculated at the applicable exchange rates, as of 2:00 p.m., New York City time, on the Expiration Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD,” (or, if such screen is unavailable, a generally recognized source for currency quotations selected by the Dealer Managers (as defined below) with quotes as of a time as close as reasonably possible to the aforementioned).

PGF may, in its sole discretion, waive any one or more of the conditions at any time, including the Maximum Consideration Condition.

If PGF terminates any Offer with respect to one or more series of Notes, it will give written notice thereof to the Depositary (as defined below) and will make a public announcement thereof as promptly as practicable and all Notes tendered pursuant to such terminated Offer(s) and not accepted for payment will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked at the relevant clearing system will be released. If the Maximum Consideration Condition is not satisfied with respect to a series of Notes, elections to the guaranteed delivery procedures will be promptly rejected with respect to such series.

# # #

PGF has engaged BB Securities Limited, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC and MUFG Securities Americas Inc. to act as dealer managers with respect to the Offers (the “Dealer Managers”). Global Bondholder Services Corporation is acting as the depositary and information agent (the “Depositary”) for the Offers.

Any questions or requests for assistance regarding the Offers may be directed to BB Securities Limited at +44 (207) 367-5800, Citigroup Global Markets Inc. at +1 (212) 723-6106, Credit Suisse Securities (USA) LLC at +1 (800) 820-1653, Goldman Sachs & Co. LLC at +1 (212) 902-6351 or +1 (800) 828-3182 (toll-free), Mizuho Securities USA LLC at +1 (212) 205-7736 or +1 (866) 271-7403 (toll free) and MUFG Securities Americas Inc.at +1 (212) 405-7481 (toll free). Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras/.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from such holder in order for that holder to be able to participate in, or withdraw their instruction to participate in, an Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and the relevant clearing systems for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any securities. The Offers are being made solely pursuant to the Offer Documents. The Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PGF by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Documents related to the Offers have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This press release and any other documents related to the Offers are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This press release and any other documents related to the Offers are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this process release and any other documents related to the Offer are available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: September 10, 2020